

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2017

Arthur McAleer
President
Federal Street Acquisition Corp.
100 Federal Street, 35th Floor
Boston, MA 02110

>   **Re: Federal Street Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 21, 2017**
>   **File No. 333-218858**

Dear Mr. McAleer:

        We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Cover Page

1. We note your response to our prior comment 2. Please revise to clarify the transactions that would trigger the adjustment to the conversion ratio for the Class F common stock. For example, please clarify whether the conversion ratio will be adjusted in the event that additional shares of Class A common stock (or equity-linked securities) are issued or deemed issued to finance the initial business combination (such as through the "specified future issuances" that you reference on page 5).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP